2013 Q1 Town Hall
May 9, 2013
Filed by OfficeMax Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OfficeMax Incorporated
Commission File No.: 1-5057
Date: May 9, 2013

State of the Company Ravi Saligram President and CEO

Enhanced financial performance
Increased scale and competitiveness
Global footprint
Improved customer experience
Accelerated innovation
Strategic Benefits of the Merger
Combined company will leverage
talented associates and managers
with deep industry knowledge

Merger Next Steps

What Media and Analysts Are Saying…
“OMX: Tough Block, But Building a Brighter,
Shinier House”
David Strasser, Janney Capital Markets
May 7, 2013
OfficeMax 1st-Quarter
Listless; Offers Special
Dividend
--Investment gain to be
returned to shareholders as
dividend bolsters bottom line
--Excluding Boise Cascade
windfall, results short of
expectations
--Weak first-quarter follows
similar results at merger partner
Office Depot
The Wall Street Journal
“OfficeMax Sales Have Rough 1Q”
FOXBusiness
OMX: Choppy Quarter and Soft
Guidance; Lower Estimates and
Price Target
“We see minimal consequences
for the stock, which is trading on
expectations based on the
pending merger, incorporating
synergy targets put forth by
management.”
Matt Fassler, Goldman Sachs
May 8, 2013
“On a stand-alone basis, OMX management has
taken a number of steps to enhance shareholder
value and improve the business (despite
challenging industry and economic conditions) .”
Brad Thomas, KeyBanc Capital Markets
May 7, 2013
OfficeMax’s sluggish sales disappoint
“Major players in the office supply industry have
been battered by a soft economy as well as
tough competition from the likes of Amazon and
Wal-Mart.”
The Chicago Tribune

Integration Planning Bruce Besanko EVP, Chief Financial Officer, Chief Administrative Officer

Why Integration Planning?
True merger of equals – OfficeMax and Office Depot
Integration planning
Ensures a smooth and productive transition so that
the combined company is ready to operate effectively
on the first day of its existence (“Day 1”)
Captures synergies starting with Day 1
We will have a very small group of Associates engaged
in integration planning, while the vast majority of our
teams continue to focus on running our independent
business

Integration Planning – Three Phases
~6-8 Weeks
PHASE 1
Integration design
• Define integration
guiding principles
• Establish detailed
integration plan
• Set up Integration
Management Office
(IMO)
• Review communication
and change
management plans
~6 Months
PHASE 2
Integration planning
•
Develop bottom-up Day 1
plans
•
Prepare for Day 1 – e.g.,
consolidated financial
statements, communication
links, etc.
•
Run IMO
•
Create bottom-up synergy
implementation plans
•
Execute communication and
change management plans
9-18 Months
PHASE 3
Implementation
Closing Date
•
Execute Day 1 plans
•
Execute synergy capture
plans
•
Track and verify synergy
results
•
Implement balance of
functional integration
plans
•
Execute communication
and change
management plans

PHASE 1 – IMO Governed by Steering Committee
Steering Committee
Integration Leads
Project Management
Integration Management Office (IMO)
Bruce Besanko Mike Newman
OMX
ODP
•
Additional SMEs will be tapped for data and input as-needed
• Ravi Saligram
• Bruce Besanko
• Steve Parsons
• Matt Broad
• Neil Austrian
• Mike Newman
• Michael Allison
• Elisa Garcia
Synergy Baseline & Tracking
Communication, Culture, Change
Management
Talent Management Processes
OMX
ODP
OMX
ODP
OMX
ODP
OMX
ODP

Merchandising/COGS
Marketing
Human Resources
Legal
Indirect Procurement
Other G&A
Finance/Accounting
Supply Chain
Call Centers
E-commerce
Advertising
PHASE 2 – Add Synergy and Functional Teams
Steering Committee
Integration Leads
Integration Management Office
(IMO)
Synergy Integration Teams Functional Integration Teams
Project Management
Synergy Baseline & Tracking
Communication, Culture, Change
Management
Talent Management Processes
IT

Summary – Key Messages
Integration Planning is beginning
PHASE 1 of the process will last approximately six
to eight weeks with a very small group of Associates
We need everyone to stay focused on OfficeMax
and run our independent business!
Summary – Key Messages

Communications Update Julie Treon VP, Corporate Communications Angie Gorman Sr. Director-Associate Communications

Internal Audiences
Foster awareness and support for the transaction
Share news in a manner that minimizes uncertainty
and maintains focus on near-term business priorities
Gain confidence and support of associates
External Audiences
Communicate the operational and financial benefits
of the transaction
Provide close coordination with our merger partner
Enable market to visualize what combined company
will look like
Merger Communication Goals
Clear message of commitment to our transformation

Today’s New Media Landscape

“OfficeMax, Office Depot in Talks to Merge” February 18, 2013

What Media Said…
“OfficeMax Inc And Office Depot Announce
Merger Of Equals To Create Global Office
Solutions Company”
Reuters
“…the combined company…
would be the third-leading
online retailer in North America
based on 2011 sales, edging
past previous No. 3 Apple…
according to an Internet
Retailer estimate.”
Internet Retailer
“Saligram and Austrian
emphasized that the
combination, which will create
a company that will do
roughly $18 billion in revenue,
is a merger of equals.”
Chicago Tribune
“Office Depot’s Deal for OfficeMax Said to
Have Been Announced Prematurely”
The New York Times Dealbook
“Deal Between Office Depot and OfficeMax
Not Quite Ready for Release”
The New York Times
“Office Depot-OfficeMax CEOs
Face Off in Unorthodox Leader
Search”
Bloomberg
“Big Box Merger”
The Associated Press
“Office Depot to Buy OfficeMax?
And Then There Were Two.”
The New York Times
“Is This Big Deal
a Game Changer?”
The Motley Fool

The Pressure to Be the TV News Leader
Tarnishes a Big Brand
News outlets retract claim of Boston
bomber arrest
AP Executive Editor: We Deserved
'Shellacking' For Boston Marathon
Misreporting
Coverage of Boston Marathon Bombing

‘More exciting place’ in store

New Format Store Launch
OfficeMax unveils small-store prototype
OfficeMax Inc.
has unveiled its first smaller-format store in
Milwaukee, a major step in its efforts to remain relevant in the digital age by transforming from a product-based
company into a service- and technology-based one.
OfficeMax: beyond post-its and pens to full-service business center
Over several months, OfficeMax interviewed more than 3,000 small businesses about their needs and have trained employees to address them and offer solutions.
OfficeMax tries new format targeting
small businesses in Milwaukee
Instead of a place just to buy printer ink, paper and
other office supplies and equipment, it now is a location
where an entrepreneur also can get help setting up a
website, establishing off-site data backup and enlisting
a personal small-business adviser…
Customer Engagement Drives Smaller OfficeMax
Business Solutions Centers
In store associates are trained to become experts – with tablets in hand – so they can help business customers address any problem.

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with
OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC
Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of
OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot.  The registration statement has not yet become effective.  OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY
BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE
TRANSACTION AND RELATED MATTERS.  Investors and shareholders may obtain free copies of the definitive Joint Proxy
Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the
SEC at www.sec.gov.  In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy
Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263
Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and may obtain free copies of the definitive Joint Proxy
Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600
North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.
PARTICIPANTS IN THE SOLICITATION
OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy
Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy
Statement/Prospectus.  Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy
Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and
Amendment No. 1 on Form 10-K/A, which are filed with the SEC.
FORWARD-LOOKING STATEMENTS
Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute "forward-looking statements" within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future.  OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them.  In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination:  the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and
Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot.  The forward-looking statements made herein are based on current expectations and speak only as of the date they are made.  OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.  Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A "Risk Factors", and in the companies’ other filings with the SEC.